CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(thousands of Canadian dollars)
	September 30, 2007	December 31, 2006
Assets
Current assets
Cash	$-	$10,006
Accounts receivable and other	245,729	257,131
Fair value of risk management contracts [Note 16]	22,164	17,914
Prepaid expenses and deposits	12,279	12,713
Inventories [Note 4]	64,393	30,512
	344,565	328,276

Deferred charges and other non-current assets [Note 7]	-	25,067
Fair value of risk management contracts [Note 16]	-	9,843
Property, plant and equipment [Note 5]	4,287,513	4,393,832
Intangible assets [Note 6]	97,580	122,362
Goodwill	855,993	866,178
	$5,585,651	$5,745,558

Liabilities and Unitholders’ Equity
Current liabilities
Accounts payable and accrued liabilities [Note 8]	$297,178	$294,582
Cash distribution payable	55,648	46,397
Current portion of convertible debentures [Note 11]	24,317	-
Fair value deficiency of risk management contracts [Note 16]	46,614	26,764
	423,757	367,743

Bank loan [Note 10]	1,205,119	1,595,663
7 7/8% Senior Notes	241,628	291,350
Convertible debentures [Note 11]	626,123	601,511
Fair value deficiency of risk management contracts [Note 16]	2,484	2,885
Asset retirement obligation [Note 9]	216,664	202,480
Employee future benefits [Note 15]	12,215	12,227
Deferred credit	653	794
Future income tax [Note 14]	144,170	-

Unitholders’ equity
Unitholders’ capital [Note 12]	3,692,308	3,046,876
Equity component of convertible debentures	39,538	36,070
Accumulated income	360,450	271,155
Accumulated distributions	(1,195,667)	(730,069)
Accumulated other comprehensive (loss) income [Note 2]	(183,791)	46,873
	2,712,838	2,670,905
	$5,585,651	$5,745,558

Commitments, contingencies and guarantees [Note 19]
Subsequent events [Note 20]
See accompanying notes to these consolidated financial statements.

Approved by the Board of Directors:

((signed))
Hector J. McFadyen
Director

((signed))
Verne G. Johnson
Director

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE (LOSS) INCOME (UNAUDITED)
(thousands of Canadian dollars, except per Trust Unit amounts)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	Sept 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006
Revenue
Petroleum, natural gas, and refined product sales	$1,088,320	$314,180	$3,350,479	$847,465
Royalty expense	(56,806)	(54,362)	(160,003)	(149,384)
Risk management contracts
Realized net losses	(1,793)	(24,032)	(8,916)	(56,623)
Unrealized net gains (losses)	(21,935)	77,078	(25,042)	35,966
	1,007,786	312,864	3,156,518	677,424

Expenses
Purchased products for processing and resale	747,010	-	2,087,948	-
Operating	133,926	62,489	372,837	173,176
Transportation and marketing	14,085	3,535	36,674	9,223
General and administrative [Note 13]	4,681	7,500	31,548	21,825
Transaction charges	-	-	-	12,072
Interest and financing charges on short term debt	606	-	4,986	-
Interest and financing charges on long term debt	35,764	16,685	115,840	42,573
Depletion, depreciation, amortization and accretion	130,396	115,223	393,819	297,726
Foreign exchange (gain) loss	(16,102)	163	(98,460)	(11,327)
Large corporations tax and other tax	(39)	(499)	85	8
Future income tax expense (recovery) [Note 14]	(54,352)	-	123,332	(2,300)
Non-controlling interest	-	-	-	(65)
	995,975	205,096	3,068,609	542,911
Net income for the period	11,811	107,768	87,909	134,513

Cumulative Translation Adjustment	(86,033)	-	(230,664)	-
Comprehensive (loss) income for the period [Note 2]	$(74,222)	$107,768	$(142,755)	$134,513

Net income per Trust Unit, basic [Note 12]	$0.08	$1.01	$0.65	$1.39
Net income per Trust Unit, diluted [Note 12]	$0.08	$0.99	$0.65	$1.38

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF UNITHOLDERS’ EQUITY (UNAUDITED)
(thousands of Canadian dollars)

					Accumulated
		Equity			Other
		Component of			Comprehensive
	Unitholders'	Convertible	Accumulated	Accumulated	(Loss) Income
	Capital	Debentures	Income	Distributions	[Note 2]	Total

At December 31, 2005	$747,312	$2,639	$135,665	$(261,282)	$-	$624,334
Issued in exchange for assets of Viking	1,638,131	-	-	-	-	1,638,131
Issued for cash August 17, 2006	230,118	-	-	-	-	230,118
Equity component of convertible debenture issuances
10.5% Debentures Due 2008	-	9,301	-	-	-	9,301
6.40% Debentures Due 2012	-	14,822	-	-	-	14,822
Convertible debenture conversions
9% Debentures Due 2009	398	-	-	-	-	398
8% Debentures Due 2009	1,077	(8)	-	-	-	1,069
6.5% Debentures Due 2010	3,562	(223)	-	-	-	3,339
10.5% Debentures Due 2008	9,570	(1,990)	-	-	-	7,580
6.40% Debentures Due 2012	21	(2)	-	-	-	19
Exchangeable share retraction	2,648	-	(556)	-	-	2,092
Exercise of unit appreciation rights and other	11,912	-	-	-	-	11,912
Issue costs	(12,838)	-	-	-	-	(12,838)
Net income	-	-	134,513	-	-	134,513
Distributions and distribution reinvestment plan	125,470	-	-	(333,813)	-	(208,343)
At September 30, 2006	$2,757,381	$24,539	$269,622	$(595,095)	$-	$2,456,447

At December 31, 2006, as restated [Note 2]	$3,046,876	$36,070	$271,155	$(730,069)	$46,873	$2,670,905
Adjustment arising from change in accounting policies [Note 2]	(49)	-	1,386	-	-	1,337
Issued for cash
February 1, 2007	143,834	-	-	-	-	143,834
June 1, 2007	230,029	-	-	-	-	230,029
Equity component of convertible debenture issuances
7.25% Debentures Due 2014	-	13,100	-	-	-	13,100
Convertible debenture conversions
9% Debentures Due 2009	220	-	-	-	-	220
8% Debentures Due 2009	456	(3)	-	-	-	453
6.5% Debentures Due 2010	882	(55)	-	-	-	827
10.5% Debentures Due 2008	2,999	(627)	-	-	-	2,372
6.40% Debentures Due 2012	122	(10)	-	-	-	112
7.25% Debentures Due 2013	244	(8)	-	-	-	236
7.25% Debentures Due 2014	157,139	(8,929)	-	-	-	148,210
Exercise of unit appreciation rights and other	400	-	-	-	-	400
Issue costs	(26,258)	-	-	-	-	(26,258)
Foreign currency translation adjustment	-	-	-	-	(230,664)	(230,664)
Net income	-	-	87,909	-	-	87,909
Distributions and distribution reinvestment plan	135,414	-	-	(465,598)	-	(330,184)
At September 30, 2007	$3,692,308	$39,538	$360,450	$(1,195,667)	$(183,791)	$2,712,838

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(thousands of Canadian dollars)

	Three	Three	Nine	Nine
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2007	2006	2007	2006
Cash provided by (used in) Operating Activities
Net income for the period	$11,811	$107,768	$87,909	$134,513
Items not requiring cash
Depletion, depreciation, amortization and accretion	130,396	115,223	393,819	297,726
Unrealized foreign exchange (gain) loss	29,463	834	(49,559)	(10,289)
Non-cash interest expense and amortization of finance charges	2,457	1,095	9,590	3,972
Unrealized loss (gain) on risk management contracts [Note 16]	21,935	(77,078)	25,042	(35,966)
Future income tax expense (recovery) [Note 14]	(54,352)	-	123,332	(2,300)
Non-controlling interest	-	-	-	(65)
Unit based compensation expense	(4,415)	(816)	4,462	1,725
Amortization of office lease premium and deferred rent expense	21	(71)	27	(122)
Employee benefit obligation	(1,108)	-	(12)	-
Settlement of asset retirement obligations [Note 9]	(2,902)	(2,285)	(7,290)	(4,028)
Change in non-cash working capital [Note 18]	57,743	(1,073)	(34,005)	(17,824)
	191,049	143,597	553,315	367,342

Financing Activities
Issue of Trust Units, net of issue costs	(553)	217,950	354,004	217,849
Issue of convertible debentures, net of issue costs [Note 11]	-	-	220,489	-
Redemption of exchangeable shares	-	-	-	(1,022)
Bank borrowings, net [Note 10]	126,015	363,644	(366,355)	471,072
Financing costs	-	(54)	(273)	(1,183)
Cash distributions	(117,485)	(73,566)	(320,933)	(184,734)
Change in non-cash working capital [Note 18]	(2,050)	7,879	9,413	(10,891)
	5,927	515,853	(103,655)	491,091

Investing Activities
Additions to property, plant and equipment	(85,791)	(129,054)	(297,253)	(286,523)
Business acquisitions	(140,518)	(563,561)	(170,782)	(563,561)
Property acquisitions	(4,017)	(312)	(15,103)	(23,984)
Property dispositions	5,157	-	37,355	-
Change in non-cash working capital [Note 18]	15,096	33,477	(14,382)	15,635
	(210,073)	(659,450)	(460,165)	(858,433)

Change in cash and cash equivalents	$(13,097)	$-	$(10,505)	$-

Effect of exchange rate changes on cash	(350)	-	499	-

Cash and cash equivalents, beginning of period	13,447	-	10,006	-

Cash and cash equivalents, end of period	$-	$-	$-	$-

Interest paid	$39,560	$6,304	$90,421	$23,586
Large corporation tax and other tax paid	$(79)	$68	$45	$880

See accompanying notes to these consolidated financial statements.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Period ended September 30, 2007
(tabular amounts in thousands of Canadian dollars, except Trust Unit, and per Trust Unit amounts)

1.

Significant Accounting Policies

These interim consolidated financial statements of Harvest Energy Trust (the "Trust" or "Harvest") have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. In the opinion of management, these financial statements have been prepared within reasonable limits of materiality. Except as noted below, these interim consolidated financial statements follow the same significant accounting policies as described and used in the consolidated financial statements of Harvest for the year ended December 31, 2006 which should be read in conjunction with that report.

These consolidated financial statements include the accounts of the Trust, its wholly owned subsidiaries and its proportionate interest in a partnership with a third party.

2.

Changes in Accounting Policies

Financial Instruments and Comprehensive Income

Effective January 1, 2007, Harvest adopted three new and revised Canadian accounting standards as issued by the Canadian Institute of Chartered Accountants respecting "Financial Instruments – Recognition and Measurement", "Financial Instruments – Presentation and Disclosure" and "Comprehensive Income".

Financial Instruments

The revised standard on financial instruments provides new guidance on how to recognize and measure financial instruments. It requires all financial instruments to be recorded at fair value when initially recognized. Subsequent measurement is either at fair value or amortized cost, depending on the classification of the financial instrument. Financial assets and liabilities that are held-for-trading are measured at fair value with changes in those fair values recognized in net income. Available-for-sale financial assets are measured at fair value with unrealized gains or losses recognized in other comprehensive income. Held-to-maturity assets, loans and receivables and other liabilities are all measured at amortized cost with any related expenses or income recognized in net income. Price risk management contracts are classified as held-for-trading and are measured at fair value at initial recognition and at subsequent measurement dates. Any derivatives embedded in other financial or non-financial contracts that were entered into on or after January 1, 2001 must also be measured at fair value and recorded in the financial statements if the embedded derivative is not closely related to the host contract. Fair value of financial instruments is based on market prices where available, otherwise it is calculated as the net present value of expected future cash flows. For those items measured at amortized cost, interest expense is calculated using an effective interest rate that accretes any discount or premium over the life of the instrument so that the carrying value equals the face value at maturity.

Harvest does not have any financial assets classified as available-for-sale or held-to-maturity. The only items on Harvest’s balance sheet that are classified as held-for-trading and subsequently measured at fair value are cash and our price risk management contracts. The remainder of the financial instruments are measured at amortized cost. As well, there are no significant embedded derivatives that need to be recorded in the financial statements.

Transaction costs relating to financial instruments classified as held for trading are expensed in net income in the period that they are incurred. Harvest has elected to add all other transaction costs that are directly attributable to the acquisition or issue of a financial asset or liability to the amount of the financial asset or liability that is recorded on initial recognition.

The transitional provisions of the financial instruments standard require retrospective adoption without restatement of prior period financial statements. The provisions also require all financial instruments to be remeasured using the criteria of the new standard and any change in the previous carrying amount to be recognized as an adjustment to retained earnings on January 1, 2007. As our price risk management contracts were already measured at fair value, the most significant change for Harvest was reclassifying the deferred charges relating to our senior notes and convertible debentures and netting these amounts against the respective liability. These charges are then amortized to income using an effective interest rate. The effect of applying this new standard on January 1, 2007 was to reduce the carrying value of the following accounts as indicated with an offsetting reduction to deferred charges:

.	Deferred charges	$(25,067)
	7 7/8% Senior notes	(9,522)
	Convertible debentures	(16,882)
	Unitholders’ capital	(49)
	Accumulated income	1,386

See Note 16 for the additional presentation and disclosure requirements for Financial Instruments.

Other Comprehensive Income

The new standards introduce the concept of comprehensive income, which consists of net income and other comprehensive income. Other comprehensive income represents changes in Unitholders’ equity during a period arising from transactions and other events with non-owner sources. The transitional provisions of this section require that the comparative statements are restated to reflect the application of this standard only on certain items.

For Harvest, the only such item is the unrealized foreign currency translation gains or losses arising from our downstream operations, which is considered a self-sustaining operation with a U.S. dollar functional currency. As the cumulative translation adjustment was presented as a separate component of Unitholders’ equity already, this restatement simply required the cumulative translation adjustment to be reclassified to accumulated other comprehensive income on the balance sheet and statement of Unitholders’ equity.

Future Accounting Changes

New accounting standards were issued on December 1, 2006 that effective January 1, 2008 require increased disclosure on financial instruments, particularly with regard to the nature and extent of risks arising from financial instruments and how the entity manages those risks. New capital disclosures are also required effective January 1, 2008 on an entity’s objectives, policies and processes for managing capital; quantitative data about what the entity regards as capital; whether the entity has complied with any externally imposed capital requirements; and if it has not complied, the consequences of such non-compliance.

3.

Business Acquisition

(a) Grand Petroleum Inc. ("Grand")

Pursuant to its cash offer of $3.84 for each issued and outstanding common share of Grand, Harvest acquired control of Grand with its acquisition of 21,310,419 Grand common shares for cash consideration of $81.8 million on July 26, 2007. Subsequent to this acquisition of 74.6% of the issued and outstanding common shares of Grand, Harvest acquired the remaining 7,251,604 common shares of Grand for an additional $27.8 million by extending its offer to purchase to August 9, 2007 and thereafter pursuant to the compulsory acquisition provisions of the Business Corporations Act (Alberta). The aggregate consideration for the Grand acquisition consists of the following:

Amount
Cash paid	$109,678
Assumption of bank debt	28,798
Acquisition costs	785
$139,261

This acquisition has been accounted for using the purchase method, whereby the assets acquired and the liabilities assumed are recorded at their fair values with the excess of the aggregate consideration over the fair value of the identifiable net assets allocated to goodwill. As of the acquisition date, Grand’s operating results have been included in Harvest’s revenues, expenses and capital spending. The following summarizes the allocation of the aggregate consideration for the Grand acquisition.

Amount
Net working capital	$(3,451)
Property, plant and equipment	147,420
Goodwill	20,546
Asset retirement obligation	(4,416)
Future income tax	(20,838)
$139,261

(b) Private petroleum and natural gas corporation

On March 1, 2007, Harvest acquired all of the issued and outstanding shares of a private petroleum and natural gas corporation for $30.6 million net of working capital adjustments and transaction costs. The results of operations of this acquisition have been included in the consolidated financial statements since its acquisition date. An officer of Harvest was a director of this private corporation and received proceeds that are considered to be insignificant to both the officer and Harvest.

4.

Inventories

	September 30, 2007	December 31, 2006
Petroleum products	$54,522	$19,513
Parts and supplies	9,871	10,999
Total inventories, net	$64,393	$30,512

5.

Property, Plant and Equipment

	September 30, 2007		December 31, 2006
	Upstream	Downstream	Total	Total
Cost	$4,230,426	$1,146,661	$5,377,087	$5,115,032
Accumulated depletion and
depreciation	(1,032,039)	(57,535)	(1,089,574)	(721,200)
Net book value	$3,198,387	$1,089,126	$4,287,513	$4,393,832

General and administrative costs of $1.8 million have been capitalized during the three month period ended September 30, 2007 (three months ended September 30, 2006 – $2.4 million), which included a recovery of $1.0 million (three months ended September 30, 2006 - $0.1 million expense) related to the Trust Unit Rights Incentive Plan and the Unit Award Incentive Plan. For the nine month period ended September 30, 2007, $8.4 million (nine months ended September 30, 2006 – $9.2 million) of general and administrative costs have been capitalized, of which $1.3 million (nine months ended September 30, 2006 – $2.9 million) relate to the Trust Unit Rights Incentive Plan and the Unit Award Incentive Plan.

6.

Intangible Assets

September 30, 2007	December 31, 2006